FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a or 15d-16 of

the Securities Exchange Act of 1934

Slovak Statutory Company Financial Statements for the year ended

December 31, 2002

EuroTel Bratislava, a.s.

(Exact name of co-registrant and parent guarantor as specified in its Articles of Association)

Vajnorska 100/A

831 03 Bratislava

Slovak Republic

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82 N/A

PricewaterhouseCoopers Slovensko, s.r.o. Hviezdoslavovo nám. 20 815 32 Bratislava Slovak Republic Telephone +421 (0) 2 5441 4101 Facsimile +421 (0) 2 5441 4102

REPORT OF INDEPENDENT AUDITORS

To the shareholders of EuroTel Bratislava, a.s.:

1	We have audited the accompanying financial statements of EuroTel Bratislava, a.s. for the year ended 31 December 2002. Our audit has been carried out in accordance with Slovak auditing guidelines issued by the Slovak Chamber of Auditors and with International Standards on Auditing.

2	The Board of directors of the Company are responsible for the preparation of the financial statements and for maintaining accounting records that are complete, supportable and accurate in accordance with relevant laws of the Slovak Republic. Our responsibility is to express an opinion on these financial statements based on the results of our audit.

3	Our audit was planned and performed so as to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements. An audit also includes an assessment of the accounting principles applied and significant estimates made by the Company’s management, and an evaluation of the overall presentation of those financial statements. We believe that our audit provides a reasonable basis for our opinion.

4	In our opinion, the accompanying financial statements present fairly, in all material respects, the assets, liabilities, equity and the financial position of EuroTel Bratislava, a.s. at 31 December 2002 and the results of its operations for the year then ended in accordance with the Accounting Act of the Slovak Republic.

Bratislava, 3 March 2003

PricewaterhouseCoopers Slovensko, s.r.o.	Mária Frühwaldová
SKAU licence No.: 161	SKAU Decree No.: 047

VAT Reg. No. of PricewaterhouseCoopers Slovensko, s.r.o. (DIČ) 35739347/600

Spoločnost’ je zapísaná v Obchodnom registri Okresného súdu Bratislava 1, pod vložkou č. 16611/B.

The company is registered in the Commercial Register of Bratislava 1 District Court, ref. No. 16611/B.

Balance Sheet Úč POD 1-01

FMFč.j.V/1-31 388/1992 as amended by MF SR č.65/502/1994

Accounting entity files 2 copies of the statements together with the corporation tax return

with the allocated tax office.

Full Scope Balance Sheet

for the year ended	31 December	2002
(Sk thousands)

Year	Month	IČO
2002	12	35705019

	Type of delivery
	☒ ordinary
	☐ correcting
	☐ supplementary
	☐ repeated

Accounting entity name

EuroTel Bratislava, a. s.

Entity address:

Street and No.

Vajnorská 100/A

ZIP	Town
83103	Bratislava

Phone area code	Phone number	Fax number
02	49555087	49555069

Sent on:	Signature of a statutory representative or a person that is the accounting entity:	Person responsible for bookkeeping: (name and signature):	Person responsible for financial statements (name and signature):

19.2.2003	Michael Günther

	Rahul Narain Saxena	Ivan Bošňák	Adriana Jonásová

Line a	ASSETS b	Line no. c	Current period			Prior year
			Gross value 1	Adjustment 2	Net value 3	Net value 4
	TOTAL ASSETS I. 02+03+28+55	001	22,019,727	8,262,041	13,757,686	13,008,711
A.	Receivables for subscribed share capital (353)	002	0	0	0	0
B.	Non-current assets I. 04+12+22	003	16,610,964	7,321,169	9,289,795	6,598,456
B.I.	Intangible fixed assets – total of I. 05 to 11	004	5,883,444	2,873,438	3,010,006	903,749
B.I.1.	Startup (Incorporation) expenses (011) – /071, 091A/	005	0	0	0	0
2.	Research and development (012) – /072, 091A/	006	0	0	0	0
3.	Software (013) – /073, 091 A/	007	3,160,196	1,966,222	1,193,974	322,626
4.	Licences, know-how, copyright and other valuable rights (014) – /074, 091A/	008	1,053,214	884,513	168,701	260,814
5.	Other intangible assets (018, 019) – /078, 079, 091A/	009	28,125	22,703	5,422	5,523
6.	Intangible fixed assets not yet in use (041) – 093	010	1,640,509	0	1,640,509	314,786
7.	Advance payments on account of intangible fixed assets (051) – 095A	011	1,400	0	1,400	0
B.II.	Tangible fixed assets – total I. 13 to 21	012	10,069,627	4,447,731	5,621,896	5,020,112
B.II.1.	Land (031) – 092A	013	148	0	148	148
2.	Buildings, production halls and structures (021) – /081, 092A/	014	163,399	49,665	113,734	55,803
3.	Machinery, transport vehicles, furniture, fixtures, fittings (022, 023, 024) – /082, 083, 084, 092A/	015	9,158,845	4,338,629	4,820,216	4,280,984
4.	Permanent crop stands (025) – /085, 092A/	016	0	0	0	0
5.	Livestock and draught animals (026) – /086, 092A/	017	0	0	0	0
6.	Other tangible fixed assets (028, 029, 032) - /088, 089, 092A/	018	95,069	59,437	35,632	20,866
7.	Capital work in progress (042) – 094	019	622,175	0	622,175	599,298
8.	Advance payments on account of tangible fixed assets (052) – 095A	020	29,991	0	29,991	63,013
9.	Provision for acquired assets +/-097 +/-098	021	0	0	0	0
B.III.	Financial investments – total of I. 23 to 27	022	657,893	0	657,893	674,595
B.III.1.	Investments in subsidiaries (061) – 096A	023	772	0	772	791
2.	Investments in associates (062) – 096A	024	0	0	0	0
3.	Other equity investments (063) – 096A	025	0	0	0	0
4.	Loans to enterprises in the Group (066) – 096A	026	0	0	0	0
5.	Other investments (067, 069) - 096A	027	657,121	0	657,121	673,804
C.	Current assets I. 29+36+42+51	028	4,841,968	940,872	3,901,096	5,683,212
C.I.	Inventory total I. 30 to 35	029	309,607	12,456	297,151	260,862
C.I.1.	Raw material (112,119) – 191	030	50,606	1,426	49,180	78,094
2.	Work in progress and semifinished goods (121,122) – /192,193/	031	0	0	0	0
3.	Finished goods (123) – 194	032	0	0	0	0
4.	Livestock (124) – 195	033	0	0	0	0
5.	Merchandise (132,139) – 196	034	259,001	11,030	247,971	182,768
6.	Advance payments on account of inventories (314A) – 391A	035	0	0	0	0
C.II.	Non-current receivables total I. 37 to 41	036	29,308	0	29,308	4,187
C.II.1.	Trade receivables (311A, 312A, 313A, 314A, 315A) – 391A	037	29,308	0	29,308	4,187
2.	Receivables from partners and consortium members (354A, 355A, 358A) – 391A	038	0	0	0	0
3.	Receivables from enterprises with controlling interest (351A) – 391A	039	0	0	0	0
4.	Receivables from enterprises with significant interest (351A) – 391A	040	0	0	0	0
5.	Other receivables (335A, 375A, 378A) – 391A	041	0	0	0	0
C.III.	Current receivables total l. 43 to 50	042	1,971,587	928,416	1,043,171	796,490
C.III.1.	Trade receivables (311A, 312A, 313A, 314A, 315A) – 391A	043	1,870,175	928,416	941,759	779,968
2.	Receivables from partners and consortium members (354A, 355A, 358A, 398A) – 391A	044	1,100	0	1,100	1,100
3.	Social security (336A) – 391A	045	0	0	0	0
4.	State – tax refunds due (341, 342, 343, 345) – 391A	046	96,350	0	96,350	15,039
5.	State – Deferred tax asset (371) – 391A	047	0	0	0	0
6.	Receivables from enterprises with controlling interest(351A) – 391A	048	0	0	0	0
7.	Receivables from enterprises with significant interest (351A) – 391A	049	0	0	0	0
8.	Other receivables (335A, 375A, 378A) – 391A	050	3,962	0	3,962	383
C.IV.	Cash and cash equivalents – total I. 52 to 54	051	2,531,466	0	2,531,466	4,621,673
C.IV.1.	Cash in hand (211, 213, +/-261)	052	4,397	0	4,397	4,166
2.	Bank accounts (221A)	053	839,178	0	839,178	940,217
3.	Short term financial assets (251, 253) – /291, 293/	054	1,687,891	0	1,687,891	3,677,290
D.	Other assets – accruals and prepayments – total I. 56 a 60	055	566,795	0	566,795	727,043
D.I.	Accruals and prepayments – total I. 57 to 59	056	420,636	0	420,636	599,323
D.I.1.	Prepaid expenses (381, 382)	057	372,189	0	372,189	387,017
2.	Accrued income (385)	058	0	0	0	0
3.	Unrealised foreign exchange losses (386)	059	48,447	0	48,447	212,306
D.II.	Estimated receivables (388)	060	146,159	0	146,159	127,720
	Control total – I. 01 to 60	888	87,932,749	33,048,164	54,884,585	51,907,124

Line a	LIABILITIES AND EQUITY b	Line No. c	Current period 5	Prior year 6
	TOTAL LIABILITIES AND EQUITY I. 62+79+105	061	13,757,686	13,008,711
A	Equity – I. 63+66+71+75+78	062	3,495,037	2,751,282
A.I	Share capital – I. 64+65	063	3,733,700	3,733,700
A.I.1.	Base capital (411 alebo +/-491)	064	3,733,700	3,733,700
2.	Treasury shares (/-/252)	065	0	0
A.II.	Capital funds – total I. 67 to 70	066	1,036	1,036
A.II.1.	Share premium (412)	067	0	0
2.	Other capital funds (413)	068	1,036	1,036
3.	Revaluation reserve for assets (+/-414)	069	0	0
4.	Revaluation reserve for equity investments (+/-415)	070	0	0
A.III.	Funds from profit – I. 72+73+74	071	49,622	49,622
A.III.1.	Legal reserve fund (421)	072	49,622	49,622
2.	Non-distributable fund (422)	073	0	0
3.	Statutory and other funds (423, 427)	074	0	0

Line a	LIABILITIES AND EQUITY b	Line No. c	Current period 5	Prior year 6
A.IV.	Retained earnings I. 76+77	075	-1,033,076	-1,665,320
A.IV.1	Retained profits from previous years (428)	076	0	0
2.	Loss brought forward from previous years (/-/429)	077	-1,033,076	-1,665,320
A.V.	Profit (loss) for the current year /+-/ I. 0l-(+63+66+71+75+79+105)	078	743,755	632,244
B.	Liabilities I. 80+84+91+101	079	8,931,989	9,153,484
B.I.	Provisions I. 81+82+83	080	121,586	319,109
B.I.1.	Legal provisions (451)	081	0	0
2.	Provision for foreign exchange losses (454)	082	48,447	212,306
3.	Other provisions (459)	083	73,139	106,803
B.II.	Non-current liabilities – total I. 85 to 90	084	7,301,430	7,483,080
B.II.1.	Liabilities to enterprises with controlling interest (471A)	085	7,301,350	7,483,000
2.	Liabilities to enterprises with significant interest (471A)	086	80	80
3.	Non-current advance payments received (475A)	087	0	0
4.	Bonds and debentures issued (473A, /-/255A)	088	0	0
5.	Non-current bills of exchange payable (478A)	089	0	0
6.	Other non-current liabilities (474A, 479A)	090	0	0
B.III.	Current liabilities – total I. 92 to 100	091	1,508,973	1,351,295
B.III.1.	Trade liabilities (321, 322, 324, 325, 475A, 478A, 479A)	092	798,036	791,883
2.	Liabilities to partners and consortium members (364, 365, 366, 367, 368, 398A, 478A, 479A)	093	0	0
3.	Liabilities to employees (331, 333, 479A)	094	25,402	22,767
4.	Social security insurance payable (336A, 479A)	095	12,673	11,421
5.	State – Tax liabilities and subsidies payable (341, 342, 343, 345, 346, 347)	096	7,467	6,834
6.	State – Deferred tax liability (371)	097	662,895	515,655
7.	Liabilities to enterprises with controlling interest (361A, 471A)	098	0	0
8.	Liabilities to enterprises with significant interest (361A, 471A)	099	0	0
9.	Other liabilities (379, 474A, 479A)	100	2,500	2,735
B.IV.	Bank loans and borrowings – total l.102 to 104	101	0	0
B.IV.1.	Non-current bank loans (461A)	102	0	0
2.	Current bank loans (231, 232, 461A, 221A)	103	0	0
3.	Other current borrowings (241, 249, 473A, /-/255A)	104	0	0
C.	Other liabilities – accruals and deferred income – I. 106 + 110	105	1,330,660	1,103,945
C.I.	Accruals and deferred income – total I. 107 to 109	106	703,020	276,992
C.I.1.	Accruals (383)	107	276,542	0
2.	Deferred income (384)	108	425,012	275,198
3.	Unrealised foreign exchange gain (387)	109	1,466	1,794
C.II.	Estimated payables (389)	110	627,640	826,953
	Control total – total I. 61 to 110	999	53,659,349	50,575,647

Income Statement Úč POD 2-01

FMFč.j.V/1-31 388/1992 as amended by MF SR č.65/502/1994

Accounting entity files 2 copies of the statements together with the corporation tax return

with the allocated tax office.

Full Scope Income Statement

for the year ended	31 December	2002
(Sk thousands)

Year	Month	IČO
2002	12	35705019

	Type of delivery
	☒ ordinary
	☐ correcting
	☐ supplementary
	☐ repeated

Accounting entity name

EuroTel Bratislava, a. s.

Entity address:

Street and No.

Vajnorská 100/A

ZIP	Town
83103	Bratislava

Phone area code	Phone number	Fax number
02	49555087	49555069

Sent on:	Signature of a statutory representative or a person that is the accounting entity:	Person responsible for bookkeeping: (name and signature):	Person responsible for financial statements (name and signature):

19.2.2003	Michael Günther

	Rahul Narain Saxena	Ivan Bošňák	Adriana Jonásová

Line a	T E X T b	Line No. c	Actual results in
			current period 1	prior year 2
I.	Sales of merchandise (604)	01	671,095	784,965
A.	Costs of merchandise sold (504)	02	1,425,744	1,500,954
+	Gross margin I. 01-02	03	-754,649	-715,989
II.	Production I. 05+06+07	04	8,560,804	7,173,775
II.1.	Sales of own products and services (601,602)	05	8,514,778	7,122,570
2.	Change in inventory of finished goods and work in progress (+/– acc. group 61)	06	0	0
3.	Own work capitalised (acc. group 62)	07	46,026	51,205
B.	Production costs I. 09+10	08	3,963,927	3,337,122
B.1.	Raw material and energy used in production (501 to 503)	09	256,646	301,068
B.2.	Services (acc. group 51)	10	3,707,281	3,036,054
+	Value added I. 03+04-08	11	3,842,228	3,120,664
C.	Staff costs total I. 13 to 16	12	600,757	518,959
C.1.	Wages and salaries (521,522)	13	471,379	403,164
C.2.	Remuneration of members of the board of companies and co-operatives (523)	14	0	0
C.3.	Social security costs (524,525,526)	15	113,173	99,413
C.4.	Employee welfare costs (527,528)	16	16,205	16,382
D.	Indirect taxes and fees (acc. group 53)	17	9,304	8,734
E.	Depreciation of tangible and intangible fixed assets (551)	18	1,653,100	1,518,827
III.	Revenue from sale of fixed assets and raw material (641,642)	19	22,082	4,636
F.	Carrying value of fixed assets and raw material sold (541,542)	20	5,570	1,487
IV.	Release of provisions for liabilities and charges and accrued operating revenue (652,654,655)	21	405,982	281,106
G.	Creation of provisions for liabilities and charges and accrued operating expenses (552,554,555)	22	363,049	366,286
V.	Release of provisions (operating) (657,659)	23	270,561	280,951
H.	Creation of provisions (operating) (557,559)	24	496,181	331,338
VI.	Other operating revenue (644,645,646,648)	25	190,176	214,967
I.	Other operating expenses (543 to 546,548)	26	163,382	93,079
VII.	Reclassification of operating revenue (-)(697)	27	0	0
J.	Reclassification of operating costs (-)(597)	28	0	0
*	Operating profit	29	1,439,686	1,063,614
F+2
#
VIII.	Revenue from sale of securities (661)	30	0	0
K.	Sold securities (561)		0	0
IX.	Income from financial investments I. 33+34+35	32	69,729	16,685
IX.1.	Income from investments in subsidiaries and associates (665A)	33	0	0
2.	Income from other equity investments (665A)	34	0	0
3.	Income from other investments (665A)	35	69,729	16,685
X.	Income from short term financial assets (666)	36	137,563	160,410
XI.	Release of financial provisions for liabilities and charges (674)	37	386,679	942,774
L.	Creation of financial provisions for liabilities and charges (574)	38	230,600	212,317
XII.	Release of provisions (financial) (679)	39	0	0
M.	Creation of provisions (financial) (579)	40	0	0
XIII.	Interest income (662)	41	51,515	67,522
N.	Interest expense (562)	42	801,283	914,281
XIV.	Other financial revenue (663,668)	43	428,585	305,831
O.	Other financial expenses (563,568)	44	580,077	706,588
XV.	Reclassification of financial revenue (-)(698)	45	0	0
P.	Reclassification of financial expenses (-)(598)	46	0	0
*	Profit (loss) from financial activities	47	-537,889	-339,964
	I. 30-31+32+36+37-38+39-40+41-42+43-44+(-45)-(-46)
I.	Tax on income from ordinary activities I. 049+050	48	147,240	133,356
I.1.	— payable (591,595)	49	0	10,150
2.	— deferred (592)	50	147,240	123,206
*	Tax on income from ordinary activities I. 48	51	147,240	133,356
**	Net profit from ordinary activities I. 29+47-51	52	754,557	590,294
XVI.	Extraordinary revenue (acc. group 68)	53	6,960	67,139
S.	Extraordinary expenses (acc. group 58)	54	17,762	25,189
T.	Tax on income from extraordinary activities I. 56+57	55	0	0
T.1.	— payable (593)	56	0	0
2.	— deferred (594)	57	0	0
*	Extraordinary profit/(loss) I. 53-54-55	58	-10,802	41,950
U.	Profit (loss) share transferred to owners’ account (596)	59	0	0
***	Net profit/(loss) for the period I. 52+58-59	60	743,755	632,244
	Control total total I. 01 to 60	99	40,626,290	35,675,344

	CASH FLOW STATEMENT	Current period, 2002 in Skk '000	Prior period, 2001 in Skk '000
	EuroTel Bratislava, a.s.

A	Cashflow from operating activities
Z	Profit	901,797	723,650
S	Loss	0	0
A.1.	Non-cash transactions included in profit from ordinary activities	1,959,796	1,703,195
A.2.	Working capital changes	1,427,710	-501,621
A.3.	Interest expense [+]	801,283	914,281
A.4.	Interest income [-]	-258,808	-227,932
A*	Profit before tax from ordinary activities adjusted for non-cash transactions, changes in working capital, interest income and expense (total Z. or S. + A.1.+ A.2.+ A.3.+ A.4.)	4,831,778	2,611,573
A.5.	Items excluded from operating activities.	-16,512	-3,149
A.6.	Specific items	5,674	-3,149
A**	Cashflow before optionally reported and other items included in operating activities (total A* + A.5. + A.6.)	4,820,940	2,605,275
A.7.	Optionally reported items	205,952	219,106
A.8.	Other items belonging to operating activities and not included above	0	0
A***	Net cashflow from operating activities (total A** + A.7. + A.8.)	5,026,892	2,824,381
B.	Cash from from investing activities	0	0
B.1.	Capital expenditure (total B.1.1. Až B.1.3 or. B.1.4.)	-4,413,285	-1,818,009
B.2.	Receipt from sale of fixed assets (total B.2.1. to B.2.3)	22,082	4,636
B.3.	Cashflow from rental of a set of movable and immovable property rented out as a unit (total B.3.1. and B.3.2.)	0	0
B.4.	Cashflow from loans given to / received from related parties (total B.4.1. and B.4.2.)	0	0
B.5.	Specific items (total B.5.1. to B.5.3)	0	0
B.6.	Optionally reported items (total B.6.1. to B.6.6)	0	0
B.7.	Other cashflows from investing activities not reported above [+,-]	0	593
B***	Net cashflow from investing activities	-4,391,203	-1,812,780
C.	Net cashflow from operating and investing activities (total A***+B***)	635,689	1,011,601
D.	Cashflow from financing activities	0	0
D.1.	Increase/Decrease in non-current and current liabilities (total D.1.1. to D.1.7.)	0	-687,088
D.2.	Cashflow from equity transactions (total D.2.1. to D.2.6.)	0	0
D.3.	Specific items (total D.3.1. to D.3.3.)	0	0
D.4.	Optionally reported items	-736,497	-857,473
D.5.	Other items included in cashflow from financing activities not included above [+,-]	0	0
D***	Net cashflow from financing activities (total D.1. to D.5.)	-736,497	-1,544,561
E.	Foreign exchange losses charged to income statement (total E.1. + E.2.)	0	0
E.1.	Foreign exchange gains (account 663) (+)	0	0
E.2.	Foreign exchange losses (account 563) (-)	0	0
F.	Increase/decrease in cash and cash equivalents [+,-] (total A***+B***+D***+E.=(H.-G.)	-100,808	-532,960
G.	Cash and cash equivalents at the beginning of the accounting period (at 1.1.)	944,383	1,477,343
H.	Cash and cash equivalents at the end of the accounting period (at 31.12.) (G.+ A***+B***+D***+E.)	843,575	944,383

EuroTel Bratislava, a.s. Notes to the Financial Statements For the year ended 31 December 2002

1.	GENERAL

a)	EuroTel Bratislava, a.s. (“the Company”) was established and incorporated in the Commercial Register on 16 December 1996. The Company’s registered address being Vajnorská 100/A, 831 03 Bratislava; its corporate ID (IČO) is 35 705 019.

b)	Effective July 16, 2002, the Company was awarded the license (“the License”) for the implementation and operation of a public mobile telecommunication network based on the Universal Mobile Telecommunication System (“UMTS”) standard. The License also provides for control of related radio frequencies by the Company, under the terms of the license the Company will acquire control of frequencies no later than September 30, 2003. The Company is then obliged to launch commercial UMTS services within 30 months from the assumption of control of frequencies. The License is valid through to 2022 when the Company has the option to request its prolongation.

c)	Core business activities of the Company as per its record in the Commercial Register:

—	Establishment and operation of Public Mobile Telecommunications Networks (“PMTNs”) using frequencies assigned by the licenses granted by the Slovak Telecommunication Office;
—	Provision of public mobile telecommunication services via the above PMTNs;
—	Establishment and operation of a public data network based on data packet commutation;
—	Provision of public data services via the public telecommunications networks;
—	Assembly and maintenance of telecommunication devices connected to the Public Switched Telephone Network (“PSTN”);
—	Purchase and sale of goods to the final customers or to the resellers;
—	Consultancy in the area of the public mobile cellular radiotelephony network;
—	Consultancy in the area of the public data packet networks;
—	Publishing technical magazines;
—	Organization and operation of knowledge-based games;
—	Intermediation activities in the area of trade, services, and production;
—	Advertising and promotional activities;
—	Renting of movable items – leasing;
—	Real estate and non-residential premises letting, including provision of other than basic related services; and
—	Intermediation in buying, selling, and letting real estate.

d)	The members of the Board of Directors at 31 December 2002 were:

Name	Position
Michael Günther	Chairman
Rahul Narain Saxena	Vice-chairman
Fridbert Gerlach	Member
Robert Leo Lewis	Member
Peter Stropko	Member

EuroTel Bratislava, a.s. Notes to the Financial Statements For the year ended 31 December 2002

1.	GENERAL (continued)

e)	The members of the Supervisory Board at 31 December 2002 were:

Name	Position
Jozef Pavlík	Chairman
Mark von Lillienskiold	Member
Farshid Ebrahimi-Ghajar	Member
Pavol Gašpar	Member
Beáta Lacíková	Member
Luigi Franco Pina	Member

f)	The structure of shareholders at 31 December 2002 was as follows:

Name	Share in the registered capital
	Absolute amount SKK ‘000	Percentage
Slovenské telekomunikácie, a.s. (“ST”)	1,988,580	53	%*
Atlantic West, B.V. (“AWBV”)	1,745,120	47	%*
*The exact percentage of shareholdings is 51.0000084235% of the economic interest and 53.2603% of the voting rights, respectively, held by Slovak Telecom and 48.9999915765% of the economic interest and 46.7397% of the voting rights, respectively, held by AWBV. These numbers are rounded to the nearest percent for convenience purposes.

The Company is a joint venture of its shareholders. Based on the Shareholders’ Agreement of EuroTel Bratislava, a.s. dated 3 December 1996, certain major decisions regarding the operations of the Company have to be supported by the representatives of both shareholders.

g)	The Company is part of the groups of companies. Consolidated financial statements for the largest group of companies are prepared by Deutsche Telekom AG, AT&T Wireless Services, Inc. And Verizon Communications. Consolidated financial statements for the smallest group of companies are prepared by Slovenské telekomunikácie, a.s., nám. Slobody 1, Bratislava. The consolidated financial statements are available at Slovenské telekomunikácie, a.s., nám. Slobody 1, Bratislava.

h)	The number of staff at December 31, 2002 was 1,156 (at 31 December 2001: 1,025), 147 of which are management (at 31 December 2001: 103).

	Staff number at December 31, 2002	Total personnel costs (SKK ‘000)	Wages and salaries (SKK ‘000)	Remuneration paid to management (SKK ‘000)		Social security costs (SKK ‘000)	Social costs (SKK ‘000)
				former	existing
Employees total	1,156	600,757	436,332	16,589	18,458	113,173	16,205
Management	147	139,300	81,488	16,589	18,458	20,455	2,310

i)	Members of the statutory body (Board of Directors) were not paid any emoluments in 2002. The current members of the Supervisory Board were paid bonuses at SKK 30 thousand, included in “Wages”.

j)	On 25 April 2002, the ordinary General Meeting of shareholders approved the individual financial statements of the Company together with the proposal for distribution of the 2001 profit.

EuroTel Bratislava, a.s. Notes to the Financial Statements For the year ended 31 December 2002

2.	ACCOUNTING POLICIES AND GENERAL ACCOUNTING PRINCIPLES

a)	Basic accounting principles

The ordinary financial statements have been prepared in accordance with the requirements of Act 563/1991 Coll. on Accounting as amended, on the going concern basis and the historical cost convention.

b)	Intangible assets

Purchased intangible assets are stated at cost, which includes the acquisition price and the related acquisition costs including capitalized interest. At 31 December 2002, the Company did not acquire any intangible assets as gifts and produced no intangible assets internally.

The Company used a depreciation plan based on the expected economic useful lives of intangible assets, ranging from three to five years. The licenses granted by the Telecommunications Office of the Slovak Republic are depreciated over 5 years even in cases when their periods of validity and estimated useful lives exceed such period.

Intangible assets with a useful life exceeding one year and with acquisition cost lower than SKK 40,000 are considered low-value intangible assets. Low-value intangible assets with the acquisition price less than SKK 5,000 are written off when put in use; the Company keeps operational records to track such assets. Low-value intangible assets with the acquisition cost from SKK 5,001 up to SKK 40,000 are depreciated on a straight-line basis according to their economic useful lives.

c)	Tangible fixed assets

Purchased tangible fixed assets are stated at cost, which includes the acquisition price and the related acquisition costs including capitalized interest. The Company creates provisions against items of tangible fixed assets, where the carrying value of an asset exceeds its value in use. In 2002, the Company did not receive any tangible fixed assets as gifts and did not produce any tangible fixed assets internally.

Tangible fixed assets are depreciated on a straight-line basis according to their expected economic useful lives, which are as follows:

Years of depreciation
Buildings and structures	15
Machines and machinery	2 –10
Other tangible fixed assets	3

As a result of differences between the depreciation for tax and accounting purposes, the Company accounts for deferred taxes.

Tangible fixed assets with a useful life exceeding one year and with the acquisition cost lower than SKK 20,000 are considered low-value tangible fixed assets. Low-value tangible fixed assets with an acquisition price less than SKK 5,000 are written off when put in use; the Company keeps operational records to track such assets. Low-value tangible fixed assets with an acquisition price from SKK 5,001 up to SKK 20,000 are fully depreciated when put in use, except for specific categories, which are depreciated on the basis of their economic useful lives.

EuroTel Bratislava, a.s. Notes to the Financial Statements For the year ended 31 December 2002

2.	ACCOUNTING POLICIES AND GENERAL ACCOUNTING PRINCIPLES (continued)

d)	Leased assets

At 31 December 2002 the Company did not use any assets acquired under financial leasse.

e)	Financial investments

Financial investments are carried at acquisition cost. No provision was made for financial investments at 31 December 2002.

f)	Inventories

Inventories are carried at acquisition cost less any provisions. Acquisition cost includes the acquisition price and costs relating to the acquisition (transport, commission, customs duty, insurance). Inventories consist of purchased goods (mobile phones with accessories, routers, DPN, and modems) for resale; spare parts for mobile phones, base stations and data nodes, SIM cards and consumables. Purchased goods and spare parts for mobile phones are carried at the pre-set acquisition cost (“standard cost”), with separate accounting for any variations from the actual acquisition cost and additional acquisition costs. The variations from the actual acquisition cost and additional acquisition costs are expensed monthly, depending on the amount of goods sold, using a method described below to account for valuation differences.

Consumables and spare parts for base stations and data nodes are carried at the actual acquisition cost using the FIFO method to account for their consumption. SIM cards are carried using the weighted average accounting method.

In the Company’s analytical records, the acquisition cost is analyzed into the acquisition price and other acquisition costs. The arising valuation variance expense was charged on a monthly basis in the following amount:

% of valuation variance =	(opening valuation variance + additions to valuation variance)/(opening balance of inventories + additions to inventories)

Valuation variance expense =	actual consumption x % of valuation variance

Consumption of inventories is accounted for using cost used to value the items in stock. A provision is created against obsolete and slow moving inventories and other inventories, where their carrying value exceeds net realizable value.

g)	Construction contracts

In 2002, the Company did not recognise construction contracts.

h)	Receivables, accruals and prepayments

Receivables, accruals and prepayments are stated at their nominal value less provisions for doubtful and bad debts and for receivables from companies in bankruptcy.

EuroTel Bratislava, a.s. Notes to the Financial Statements For the year ended 31 December 2002

2.	ACCOUNTING POLICIES AND GENERAL ACCOUNTING PRINCIPLES (continued)

i)	Current financial assets

Current financial assets, which include cash, duty stamps, and highly liquid securities, are stated at cost. No provision was made for financial assets at 31 December 2002.

j)	Liabilities, accruals and deferred income

Liabilities,	accruals and deferred income are stated at their nominal value.

k)	Provisions

Provisions for liabilities and charges are stated at the amount necessary to cover the known or probable risks and losses from business activities.

The Company sets up provisions for specific purposes based on facts known at the time of their creation. These facts are statistically evaluated and used to estimate their future occurrence or development (the loyalty scheme EuroTel Club provision for future redemption of credits awarded to customers, provision for retirement bonuses paid to employees according to the Labour Code). Provisions are also created in absolute amounts based on valid contractual relationships related to future periods. Provisions for unrealized foreign exchange losses and for losses related to the holding of short-term bonds are also set up in absolute amounts.

The Company also sets up general provisions based on identifying and evaluating risks from its business activities.

l)	Principles for setting up provisions against the value of assets

Provisions for fixed assets are created against tangible and intangible fixed assets, if the value in use is significantly lower than their book value.

Provisions for receivables are created for receivables at risk, which have been identified during the analysis of receivables. The Company uses written communication with clients as well as a third party to verify the debtor’s financial situation to assess the credit risk.

Receivables are analyzed to specific credit risk categories and a provision is calculated using percentages assigned to such credit risk categories.

Provisions for inventories are created in accordance with the accounting principle of prudence for obsolete stock, where the Company expects decreasing demand and the selling price has decreased due to age of inventories. The stock-take records support this indirect decrease of inventory value.

The amount of provision is calculated using an analysis of inventories sold in the past periods and using informed assessment of their future sales. A pre determined provision percentage is applied to individual types of inventories and expected future sale time periods.

EuroTel Bratislava, a.s. Notes to the Financial Statements For the year ended 31 December 2002

2.	ACCOUNTING POLICIES AND GENERAL ACCOUNTING PRINCIPLES (continued)

m)	Revenues

Revenues from the sale of goods and services are stated net of discounts and VAT. In general, revenues are recognized when the goods or services are provided to customers. Monthly access fees, invoiced one month in advance are deferred until the services are rendered. Airtime revenues are billed one month in arrears and are accrued, via estimated receivables, so as to be recognized when the services were rendered. Sales of Easy vouchers are deferred to the period when the minutes were used. Revenues from the sale of mobile phones and accessories are recognized at the time of sale.

n)	Foreign currency translation

Transactions in foreign currency are converted and accounted for in accordance with the National Bank of Slovakia (“NBS”) exchange rate valid on the day of the transaction (payables when the related purchase invoice is received, receivables when the sales invoice is issued, cash on the day of the transaction with the bank account or cash in hand).

All assets and liabilities recorded in foreign currency were at the balance sheet data converted using the NBS foreign exchange rate. Provisions were made for unrealized foreign exchange losses and charged to the income statement. Unrealized foreign exchange gains are not posted to the income statement. Foreign exchange differences from cash in hand, bank accounts and short-term financial investments are recognized in the income statement.

o)	Additional pension plan

At present, the Company does not offer any additional pension insurance plan to its employees. The Company makes regular contributions to the statutory pension plan.

p)	Deferred tax

Due to temporary differences between depreciation of tangible and intangible fixed assets for accounting and tax purposes, the Company accounted for the deferred tax liability at 31 December 2002.

r)	Research and development

At 31 December 2002, the Company did not recognise any costs related to research and development.

s)	Changes in accounting

No changes were made in the accounting, valuation or manner of depreciation. Certain balances included in the comparative financial statements have been reclassified to conform to the current year presentation.

EuroTel Bratislava, a.s. Notes to the Financial Statements For the year ended 31 December 2002

3.	INTANGIBLE ASSETS
(Balance sheet, line 004 )

Acquisition costs

Type of asset	Balance sheet line – column 1	1 January 2002 SKK ‘000	Additions SKK ‘000	Transfers SKK ‘000	31 December 2002 SKK ‘000
Software	007	1,808,761	—	1,351,435	3,160,196
Valuable rights	008	1,053,214	—	—	1,053,214
Other intangible assets	009	26,622	—	1,503	28,125
Assets in the course of construction	010	314,786	2,587,263	(1,261,540)	1,640,509
Advance payments for intangible fixed assets	011	—	92,798	(91,398)	1,400

Total		3,203,383	2,680,061	0	5,883,444

Accumulated depreciation and provisions

Type of asset	Balance sheet line – column 2	1 January 2002 SKK ‘000	Additions SKK ‘000	31 December 2002 SKK ‘000
Software	007	1,486,135	480,087	1,966,222
Valuable rights	008	792,400	92,113	884,513
Other intangible assets	009	21,099	1,604	22,703

Total		2,299,634	573,804	2,873,438

Net book value

Type of asset	Balance sheet line – column 3	1 January 2002 SKK ‘000	31 December 2002 SKK ‘000
Software	007	322,626	1,193,974
Valuable rights	008	260,814	168,701
Other intangible assets	009	5,523	5,422
Assets in the course of construction	010	314,786	1,640,509
Advances paid for intangible fixed assets	011	—	1,400

Total		903,749	3,010,006

Low value intangible assets directly expensed amounted to SKK 126 thousand in 2002 (SKK 165 thousand in 2001).

EuroTel Bratislava, a.s. Notes to the Financial Statements For the year ended 31 December 2002

4.	TANGIBLE FIXED ASSETS
(Balance sheet line 012)

Acquisition cost

Type of asset	Balance sheet line – column 1	1 January 2002 SKK ‘000	Additions SKK ‘000	Disposals SKK ‘000	Transfers SKK ‘000	31 December 2002 SKK ‘000
Land	013	148	—	—	—	148
Buildings, halls and constructions	014	98,071	—	(22,919)	88,247	163,399
Machines and machinery	015	7,571,664	—	(112,852)	1,700,033	9,158,845
Other tangible FA, low value FA	018	71,713	—	(8,735)	32,091	95,069
Assets in the course of construction	019	599,298	1,601,350	—	(1,578,473)	622,175
Advances paid for tangible FA	020	63,013	208,876	—	(241,898)	29,991

Total		8,403,907	1,810,226	(144,506)	0	10,069,627

Accumulated depreciation and provisions

Type of asset	Balance sheet line – column 2	1 January 2002 SKK ‘000	Additions SKK ‘000	Disposals SKK ‘000	31 December 2002 SKK ‘000
Buildings halls and constructions	014	42,268	29,426	(22,029)	49,665
Machines and machinery	015	3,290,680	1,193,501	(145,552)	4,338,629
Other tangible fixed assets—low value FA	018	50,847	15,973	(7,383)	59,437

Total		3,383,795	1,238,900	(174,964)	4,447,731

Net book value

Type of asset	Balance sheet line – column 3	1 January 2002 SKK ‘000	31 December 2002 SKK ‘000
Land	013	148	148
Buildings halls and constructions	014	55,803	113,734
Machines and machinery	015	4,280,984	4,820,216
Other tangible fixed assets—low value FA	018	20,866	35,632
Assets in the course of construction	019	599,298	622,175
Advances paid for tangible FA	020	63,013	29,991

Total		5,020,112	5,621,896

EuroTel Bratislava, a.s. Notes to the Financial Statements For the year ended 31 December 2002

4.	TANGIBLE FIXED ASSETS (continued)

Included in additions to accumulated depreciation is creation of provisions against selected technical equipment where the carrying value exceeded value in use in the total amount of SKK 122,723 thousand.

Low value tangible fixed assets directly expensed amounted to SKK 5,207 thousand in 2002 (SKK 4,286 thousand in 2001). At 31 December 2002 the Company has not recognised any assets pledged as security for loans.

Fixed assets and inventories are covered by insurance with Allianz poistǒvňa, a.s. The limit for the insured benefit is SKK 5,234,000 thousand (SKK 3,000,000 thousand at 31 December 2001). The insurance period starts on 1 January 2002 and terminates 31 December 2002.

At 31 December 2002, the Company had no assets under finance leasing.

EuroTel Bratislava, a.s. Notes to the Financial Statements For the year ended 31 December 2002

5.	FINANCIAL INVESTMENTS
(Balance sheet line 022 and 023)

On 29 December 1999, Euro Tel Bratislava established a wholly owned subsidiary – Slovak Wireless Finance Company B.V. (“SWFC”) with registered seat in the Netherlands (Amsteldijk 166, 1079LH, Amsterdam).

Name and address of the company	% share in registered capital	Shareholders’ equity		Profit/loss
		31 December 2001 SKK ‘000	31 December 2002 SKK ‘000	31 December 2001 SKK ‘000	31 December 2002 SKK ‘000
Subsidiary SWFC	100	10,837	17,994	5,982	7,176

Total	100	10,837	17,994	5,982	7,176

Equity interest in the subsidiary is carried at acquisition cost.

In 2001 the Company purchased the SWFC bonds at EUR 15 million in the open market. Bonds totalling to SKK 657,121 thousand were posted to balance sheet, line 027 „Other financial investments”. Income from the financial investments amounted to SKK 69,729 thousand at 31 December 2002.

	1 January 2002 SKK ‘000	Accrued Coupon SKK ‘000	FX difference SKK ‘000	31 December 2002 SKK ‘000
Shares and ownership interest in companies with controlling interest	791	—	(19)	772
Other financial investments	673,804	(340)	(16,343)	657,121

Total	674 595	(340)	(16,362)	657,893

EuroTel Bratislava, a.s. Notes to the Financial Statements For the year ended 31 December 2002

6.	INVENTORIES
(Balance sheet line 029)

	2002 SKK ‘000	2001 SKK ‘000
Material and spare parts	49,180	78,094
Goods	247,971	182,768

Total	297,151	260,862

Inventories at a carrying value of SKK 309,607 thousand at 31 December 2002 (SKK 280 036 thousand at 31 December 2001) are shown net of a provision of SKK 12,456 thousand (SKK 19,174 at 31 December 2001) for slow moving (obsolete) inventories to reflect the net realisable value of SKK 297,151 thousand (SKK 260,862 at 31 December 2001).

Provision for inventories can be analysed as follows

	2002 SKK ‘000	2001 SKK ‘000
Balance at 1 January	19,174	33,504
Creation of provision	171,405	191,298
Release of provision	(178,123)	(205,628)

Balance at 31 December	12,456	19,174

Inventories at book value of SKK 297,151 thousand (SKK 260,862 thousand at 31 December 2001) are covered by the insurance policy for all Company’s assets. The limit for the insurance benefit is set out in Section 4 Tangible fixed assets (page 9 of the Notes to financial statements).

EuroTel Bratislava, a.s. Notes to the Financial Statements For the year ended 31 December 2002

7.	RECEIVABLES, ACCRUALS AND PREPAYMENTS

(Balance sheet, lines 037, 042 and 055)

	31 December 2002 SKK ‘000	31 December 2001 SKK ‘000
Short term receivables
Trade receivables	1,870,175	1,598,753
Other receivables	3,962	383
Receivables from shareholders	1,100	1,100
Government—tax receivables	96,350	15,039

Total	1,971,587	1,615,275

Long-term receivables
Trade receivables	29,308	4,187

Total	29,308	4,187

The gross value of receivables totalling to SKK 1,971,587 thousand (SKK 1,615,275 at 31 December 2001) are stated net of provision of SKK 928,416 thousand (SKK 818,785 thousand at 31 December 2001) for bad and doubtful debts and for receivables from debtors in bankruptcy to reflect the net realisable value of SKK 1,043,171 thousand (SKK 796,490 thousand at 31 December 2001).

Ageing analysis of receivables is as follows:

	31 December 2002 SKK ‘000	31 December 2001 SKK ‘000
Receivables within the due date	1,017,741	756,923
Overdue receivables	953,846	858,352

Total	1,971,587	1,615,275

EuroTel Bratislava, a.s. Notes to the Financial Statements For the year ended 31 December 2002

7.	RECEIVABLES, ACCRUALS AND PREPAYMENTS (continued)

At 31 December 2001, the Company has created a bad-debt provision as follows:

	2002 SKK ‘000	2001 SKK ‘000
Balance at 1 January	818,785	753,815
Creation of provision	202,052	140,040
Release of provision	(92,421)	(75,070)

Balance at 31 December	(928,416)	818,785

At 31 December 2002 the Company did not recognise any pledged receivables.

Accruals and prepayments:

	Balance sheet line	31 December 2002 SKK ‘000
Deferred expense:	057	372,189
Of that:
Prepaid rent		64,831
Deferred expenses relating to the provision of loan		246,797
Foreign exchange differences	059	48,447
Estimated receivables	060	146,159

Total		566,795

At 31 December 2002 the significant items in the accruals and prepayments include deferred expenses relating to the provision of loan of SKK 246,797 thousand from SWFC, which includes legal fees, professional services of consulting companies, and bank charges. Unrealised foreign exchange differences relating to the loan from SWFC amount to SKK 16,581 thousand and unrealised foreign exchange differences relating to repurchased SWFC bonds amount to SKK 29,626 thousand. Significant items in estimated receivables relate to interest income from securities held to maturity at SKK 51,060 thousand and revenues from telecommunication services provided to customers in December 2002 that will be invoiced in January 2003 at SKK 62,446 thousand.

EuroTel Bratislava, a.s. Notes to the Financial Statements For the year ended 31 December 2002

8.	FINANCIAL ASSETS

(Balance sheet line 051)

Structure of financial assets:

	31 December 2002 SKK ‘000	31 December 2001 SKK ‘000
Cash
Cash on hand	4,010	994
Bank accounts—current	6,300	8,932
Bank accounts—term	832,878	934,030
Cash equivalents
Meal vouchers	387	427
Other financial assets
Debentures	1,687,891	3,677,290

Total	2,531,466	4,621,673

The Company did not create provisions for financial assets at 31 December 2002.

9.	SHAREHOLDER’S EQUITY

(Balance sheet line 062 )

The Company’s share capital amounted to SKK 3,733,700 thousand at 31 December 2002 (at 31 December 2001: SKK 3,733,700 thousand). Nominal value per share is SKK 1,000. EuroTel Bratislava, a.s. is a joint venture of Slovenské telekomunikácie (“ST”) and Atlantic West B.V. (“AWBV”), a company existing under the laws of the Netherlands. AWBV is owned by American companies Verizon Communications and AT&T Wireless Services, Inc. ST and AWBV hold 53% and 47% of the voting rights, respectively. ST and AWBV are entitled to 51% and 49% of the Company’s profit, respectively (see note 1f, page 2).

The share capital is divided into two classes of shares. There are 3,561,470 ordinary shares with a nominal value of SKK 1,000 per share with one vote pertaining to each share. There are 172,230 priority shares with a nominal value of SKK 1,000 per share with one vote pertaining to each share.

EuroTel Bratislava, a.s. Notes to the Financial Statements For the year ended 31 December 2002

9.	SHAREHOLDER’ EQUITY (continued)

Movements in shareholder’s equity (in SKK thousand):

	Balance sheet line	1 January 2002	31 December 2002
Share capital	064	3,733,700	3,733,700
Other capital funds	068	1,036	1,036
Statutory reserve fund	072	49,622	49,622
Profit/loss of previous periods: Loss carried forward from previous periods	077	(1,665,320)	(1,033,076)
Profit/loss for the current period	078	(632,244)	743,755

Total shareholder’s equity	062	2,751,282	3,495,037

At 31 December 2002 the Company has not recognised subscribed share capital not recorded in the Commercial Register.

On 25 April 2002 the General Meeting of the Company approved the individual financial statements and proposal for distribution of the 2001 profit. Loss carried forward from previous periods at SKK 1,665,320 thousand was reduced by the 2001 accounting profit at SKK 632,244 thousand, and amounts to SKK 1,033,076 thousand.

Proposed distribution of 2002 profit will be approved by the Company’s General Meeting on March 25, 2003

10.	PROVISIONS

(balance sheet line 080)

	1 January 2002 SKK ‘000	Creation of provision SKK ‘000	Release of provisions SKK ‘000	31 December 2002 SKK ‘000
Provisions for unrealised FX losses	212,306	48,447	(212,306)	48,447
Other provisions
Warranty provision	95	—	(95)	—
Provision for leased premises	37,000	10,000	(35,000)	12,000
General risk provision	34,500	—	(34,500)	—
Provision for losses from held securities	9,892	181,248	(171,979)	19,161
Provision for other fines	—	500	—	500
Provision for retirement bonuses	—	1,000	—	1,000
Provision for EuroTel Klub	25,316	51,300	(36,138)	40,478

Total	319,109	292,495	(490,018)	121,586

EuroTel Bratislava, a.s. Notes to the Financial Statements For the year ended 31 December 2002

11.	LIABILITIES, ACCRUALS AND DEFERRED INCOME

(Balance sheet line 084, 091 and 105)

Analysis of liabilities by time to maturity:

	Within 1 year SKK ‘000	Over 4 years SKK ‘000	Total SKK ‘000
Liabilities at 31 December 2002
Trade liabilities	686,990	—	686,990
Other direct taxes	7,467	—	7,467
Deferred tax liability	662,895	—	662,895
Payables to employees	25,402	—	25,402
Payables to social fund	12,673	—	12,673
Advances received	111,046	—	111,046
Other payables	2,500	—	2,500
Long-term liabilities to related parties	—	7,301,430	7,301,430
Deferred expenses and accrued income	1,330,660	—	1,330,660

Total	2,839,633	7,301,430	10,141,063

As a result of differences between the depreciation for tax and accounting purposes, the Company accounts for a deferred tax liability of SKK 662,895 thousand as at 31 December 2002.

Analysis of liabilities by due date:

	31 December 2002 SKK ‘000	31 December 2001 SKK ‘000
Liabilities within due date	10,141,063	9,938,320

Total	10,141,063	9,938,320

At 31 December 2002 the Company has not recognised any overdue liabilities.

The Company has not recognised any pledged liabilities or liabilities from issue of bonds.

EuroTel Bratislava, a.s. Notes to the Financial Statements For the year ended 31 December 2002

11.	LIABILITIES, ACCRUALS AND DEFERRED INCOME (continued)

Social fund

	2002 SKK ‘000	2001 SKK ‘000
Balance at 1 January	2,735	2,139
Creation:
From costs	4,550	3,660
Withdrawal:
Canteen catering and workforce regeneration	(3,874)	(1,924)
Social aid, transportation	(911)	(1,140)

Balance at 31 December	2,500	2,735

Accrued expenses and deferred income

	Balance sheet line	31 December 2002 SKK ‘000
Accrued expenses	107	276,542
Deferred income	108	425,012
Foreign exchange gains	109	1,466
Estimated liabilities	110	627,640

Total		1,330,660

At 31 December 2002 the significant items recorded in the accrued expenses and deferred income accounts represented estimated payables in respect of the interest on the loan from SWFC in the amount of SKK 212,339 thousand and charges for international roaming and interconnection of the network with other providers of telecommunication services (Orange, Nextra, Slovenské telekomunikácie) amounting to SKK 154,794 thousand. Investments not invoiced amounted to SKK 255,610 thousand. Deferred income was recognised at the amount of SKK 425,012 thousand and represented particularly prepaid customers and monthly charges for NMT, GSM and DNS invoiced in advance.

EuroTel Bratislava, a.s. Notes to the Financial Statements For the year ended 31 December 2002

12.	LONG-TERM INTERCOMPANY LIABILITIES

(Balance sheet line 084)

23 March 2000 SWFC, a wholly owned subsidiary issued series-A bonds with 11¼% interest rate at the amount of EUR 175 million representing SKK 7,699,300 thousand. The Series-A bonds at the amount of EUR 172.2 million were exchanged for Series-B bonds with 11.25% interest rate. The bonds are guaranteed by the Company and are due on 30 March 2007.

In March 2000 SWFC provided a loan to the Company at EUR 175 million, representing SKK 7,699,300 thousand. The interest rate applicable to 30 September 2000 was 11.55% p.a. and 11.38% p.a. from 30 September 2000.

At 31 December 2002 the outstanding principle of the loan from SWFC at EUR amounted to SKK 7,301,350 thousand.

Terms and conditions under which the bonds were issued limit the re-payment of subordinated loans from shareholders including interest.

At 31 December 2002 the Company did not recognise loans provided by banking institutions.

13.	REVENUES

(Income statement line 001 and 005)

Revenues from own production and goods by major products:

	2002 SKK ‘000	2001 SKK ‘000
Revenues from the mobile communication services	8,708,195	7,434,174
Revenues from the public data network services	477,678	473,361

Total sales	9,185,873	7,907,535

14.	REVENUES FROM FINANCIAL INVESTMENTS

(Income statement line 035)

At 31 December 2002 the Company reported total revenues from financial investments at SKK 69,729 thousand (SKK 16,685 thousand at 31 December 2001), which represent interest on long-term securities purchased from SWFC and held to maturity.

15.	REVENUES FROM SHORT-TERM FINANCIAL ASSETS

(Income statements line 036)

At 31 December 2002 the Company reported revenues from short term financial assets at total amount of SKK 137,563 thousand (SKK160,410 thousand at 31 December 2001), which represented interest on purchased bonds.

EuroTel Bratislava, a.s. Notes to the Financial Statements For the year ended 31 December 2002

16.	INTERESTS

(Income statement lines 041 and 042)

Interest expense

Type of loan received	Amount of interest SKK ‘000
Long term loan from SWFC	828,210
Capitalised interest	(26,975)
Other	48

Total	801,283

Interest income

At 31 December 2002 total interest income amounted to SKK 51,515 thousand (67,522 thousand at 31 December 2001) representing particularly interest on term deposits at SKK 51,376 thousand (SKK 66,878 thousand at 31 December 2001).

17.	EXTRAORDINARY REVENUES

(Income statement line 053)

At 31 December 2002 the Company reported total extraordinary revenues at SKK 6,960 thousand (SKK 67,139 thousand at 31 December 2001).

18.	EXTRAORDINARY EXPENSE

(Income statement line 054)

At 31 December 2002, the Company’s extraordinary expenses amounted to SKK 17,762 thousand (at 31 December 2001: SKK 25,189 thousand).

EuroTel Bratislava, a.s. Notes to the Financial Statements For the year ended 31 December 2002

19.	OPERATING LEASES

The company reports liabilities to a number of third parties for the lease of administration and commercial spaces in which the Company has its own assets. The contracts with such third parties are concluded for a period from 1 to 11 years. The aggregated minimum amount of future rental payments arising from irrevocable rental agreements is as follows:

Period	31 December 2002 SKK ‘000	31 December 2001 SKK ‘000
2002	—	140,793
2003	166,595	129,391
2004	146,914	135,557
2005	132,233	141,607
2006	111,008	140,097
2007	103,679	119,369
2008 – 2013	586,098	727,642

Total	1,246,527	1,534,456

Rental payments expensed in 2002 amounted to SKK 261,404 thousand (SKK 264,513 thousand in 2001).

20.	OTHER FINANCIAL OBLIGATIONS

In 2002, the Company concluded a cross currency interest rate swap contracts to secure approximately 50% the interest payments denominated in EUR payable on 31 March 2003, 30 September 2003 and 31 March 2004 against the risk of change in the SKK/EUR exchange rate. According to the terms of these contracts the Company agreed to pay fixed SKK cash flow of SKK 215,156 in exchange for a receipt of a fixed EUR cash flow of EUR 4,979 thousand on each of the above days, at an average rate of of approximately 43.21 SKK to EUR.

At 31 December 2002, the fair value of financial derivative contracts amounted to a loss of SKK 12,620 thousand.

At 31 December 2002 the Company had contractual obligations to acquire fixed assets in the amount of SKK 239,918 thousand (SKK 309,672 thousand at 31 December 2001). The above-mentioned obligations relate particularly to the construction of network, major proportion of the payments will be made within one year. The Company may withdraw from these obligations without significant penalties.

The Company did not recognise other financial liabilities that are not disclosed in the accounting or in balance sheet.

EuroTel Bratislava, a.s. Notes to the Financial Statements For the year ended 31 December 2002

21.	INFORMATION ON MEMBERS OF STATUTORY, SUPERVISORY, ADMINISTRATION, MANAGING AND OTHER BODIES OF THE COMPANY

At 31 December 2002 the members of statutory, supervisory and managing bodies received cash and in-kind incomes amounting to SKK 35,905 thousand (SKK 17,842 thousand at 31 December 2001).

22.	RELATED PARTIES

The Company carried out arm’s length transactions with the following related parties: Slovenské telekomunikácie, a.s., T-Mobile International, Eurotel Praha (Czech Republic), AWBV (The Netherlands), Rádiomobil (Czech Republic), T-Mobile (Germany), T-Mobile Austria, T-Mobile USA, T-Mobile UK, T-Mobile Netherlands, HT Mobile Communications (Croatia), Westel Mobile TeleCommunications (Hungary), Vodafone Omnitel (Italy), Mobile TeleSystems (Russia), Ukrainian Mobile Communications (Ukraine) a PTC (Poland). Transactions carried out with individual related parties during the accounting period are shown below:

	2002 SKK ‘000	2001 SKK ‘000
Sale
Revenues for services—Slovenské telekomunikácie	943,299	972,070
Sale of services to Eurotel Praha	83,285	83,361
Sale of services to other related parties	139,165	102,326
Purchase
Purchase of services from Slovenskéch telekomunikácie	811,371	756,741
Rent paid to Slovenské telekomunikácie	35,260	41,255
Purchase of services from Eurotel Praha	43,035	33,470
Purchase of services from other related parties	85,923	53,410
Services paid to T-Mobile	19,008	3,744
Services paid to AWBV	22,360	33,476

	31 December 2002 SKK ‘000	31 December 2001 SKK ‘000
Receivables
Trade receivables, Slovenské telekomunikácie	140,206	84,116
Trade receivables from other related parties	32,056	20,788
Payables
Trade payables, Slovenské telekomunikácie	96,715	63,676
Trade payables, AWBV	1,001	6,293
Trade payables to other related parties	16,890	1,728
Loans received from SWFC	7,301,350	7,483,000
Loans received from ST	48	48
Loans received from AWBV	32	36

EuroTel Bratislava, a.s. Notes to the Financial Statements For the year ended 31 December 2002

23.	POST BALANCE SHEET EVENTS

There have been no post-balance sheet events that would have a significant impact on the true and fair view of the Company’s financial statements and that would require adjustment to, or disclosure in, these financial statements.

Bratislava, 19 February, 2003

Prepared by Jana Sadloňová, Head of Accounting Department

/S/ MICHAEL GÜNTHER	/S/ RAHUL NARAIN SAXENA
Michael Günther Chairman of the Board of Directors	Rahul Narain Saxena Vice-Chairman of the Board of Directors

/S/ IVAN BOšŇÁK	/S/ ADRIANA JONÁSOVÁ
Ivan Bošňák Chief Financial Officer/Procurator	Adriana Jonásová Controller

EuroTel Bratislava, a.s.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EuroTel Bratislava, a.s.
Date: June 17, 2003

	By:	/s/ Robert Chvátal

Robert Chvátal
Chief Executive Officer

	By:	/s/ Ivan Bošňák

Ivan Bošňák
Chief Financial Officer